                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                   EXIDE CORP.

- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK

- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    302051107
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages


         CUSIP No. 302051107                     13G                         Page 2 of 13 Pages


- ----------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                         HUSIC CAPITAL MANAGEMENT
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




- ----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)



- ----------------------------------------------------------------------------------------------------
3         SEC USE ONLY



- ----------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION             CALIFORNIA




- ----------------------------------------------------------------------------------------------------
                5    SOLE VOTING POWER            0



   NUMBER OF   -------------------------------------------------------------------------------------
                6    SHARED VOTING POWER         766,000



               -------------------------------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER       0



               -------------------------------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER    960,100



- ----------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     960,100




- ----------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




- ----------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    4.9%





                                                *SEE INSTRUCTION BEFORE FILLING OUT!


                                                         Page 2 of 13 pages



          CUSIP No. 302051107                    13G                         Page 3 of 13 Pages


- ----------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*       PN, IA




- ----------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                          FRANK J. HUSIC AND CO.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON





- ----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)



- ----------------------------------------------------------------------------------------------------
3         SEC USE ONLY


- ----------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION              CALIFORNIA



- ----------------------------------------------------------------------------------------------------
                 5    SOLE VOTING POWER             0


   NUMBER OF   -------------------------------------------------------------------------------------
                 6    SHARED VOTING POWER          766,000


               -------------------------------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER        0


               -------------------------------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER     960,100


- ----------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    960,100



- ----------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




                                                *SEE INSTRUCTION BEFORE FILLING OUT!


                                                         Page 3 of 13 pages



          CUSIP No. 302051107                    13G                         Page 4 of 13 Pages

- ----------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    4.9%



- ----------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*       CO, HC



- ----------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                          FRANK J. HUSIC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




- ----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)


- ----------------------------------------------------------------------------------------------------
3         SEC USE ONLY


- ----------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.A.



- ----------------------------------------------------------------------------------------------------
                 5    SOLE VOTING POWER             0



   NUMBER OF   -------------------------------------------------------------------------------------
                 6    SHARED VOTING POWER          766,000



               -------------------------------------------------------------------------------------
                 7    SOLE DISPOSITIVE POWER        0



               -------------------------------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER     960,100



- ----------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     960,100





                                                *SEE INSTRUCTION BEFORE FILLING OUT!


                                                         Page 4 of 13 pages



          CUSIP No. 302051107                    13G                         Page 5 of 13 Pages

- ----------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



- ----------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    4.9%



- ----------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*       IN, HC



- ----------------------------------------------------------------------------------------------------




- ----------------------------------------------------------------------------------------------------


ITEM 1.

     (a)  NAME OF ISSUER:  EXIDE CORP.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          645 Penn Street
          Reading, PA  19601


ITEM 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 5 of 13 pages

item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          IA's Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

          Corporate G.P.'s Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

          Shareholder's Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco, CA 94104

     (c)  CITIZENSHIP:

          IA is a California limited partnership.

          Corporate G.P. is a California corporation.

          Shareholder is a United States citizen.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          302051107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:


                               Page 6 of 13 pages

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in section 3(a)(19) of the act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act
                    [IA]

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) /X/ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                    [Corporate G.P.]
                    [Shareholder]

     (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 960,100 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

     (b)  PERCENT OF CLASS:  4.9%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)     sole power to vote or to direct the vote:  0

           (ii)     shared power to vote or to direct the vote:

                         IA, Corporate G.P. and Shareholder share the power to vote 766,000 shares. No other person has the power to vote such shares.

                         In addition, IA, Corporate G.P. and Shareholder share with the investment


                               Page 7 of 13 pages
                         advisory clients of IA the power to vote  0 shares.

                         IA, Corporate G.P. and Shareholder have no power to vote 194,100 shares for which they have dispositive power.

          (iii)     sole power to dispose or to direct the disposition of:  0

           (iv)     shared power to dispose or to direct the disposition of:

                         IA, Corporate G.P. and Shareholder share with each other the power to dispose all 960,100 shares for which they have direct or indirect beneficial ownership.
                         They do not share this power with any other person.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.




                               Page 8 of 13 pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





















                               Page 9 of 13 pages

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 1994

Dated:  April 6, 1995

                                        HUSIC CAPITAL MANAGEMENT

                                        By:  Frank J. Husic and Co.
                                        Its: General Partner



                                        By: /s/ Frank J. Husic
                                           -------------------------------
                                             Frank J. Husic
                                             President



                                        FRANK J. HUSIC AND CO.



                                        By: /s/ Frank J. Husic
                                           -------------------------------
                                             Frank J. Husic
                                             President





                                        By: /s/ Frank J. Husic
                                           ------------------------------------
                                             Frank J. Husic











                               Page 10 of 13 pages

                                    EXHIBITS

EXHIBIT A Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B Identification and Classification of Subsidiary Which Acquired
          Security Being Reported On By the Parent Holding Company




































                               Page 11 of 13 pages